Exhibit 99.1

MINISO Refutes Blue Orca’s Short Seller Report

GUANGZHOU, China, July 28, 2022 /PRNewswire/ –  MINISO Group Holding Limited (NYSE: MNSO; HKEx: 9896) (“MINISO,” “MINISO Group” or the “Company”), a global retailer offering a variety of design-led lifestyle products, today issued the following press release in response to allegations made in a report issued by Blue Orca Capital (“Blue Orca”).

As the Company previously disclosed, on July 26, 2022, shortseller Blue Orca issued a report attacking the Company (the “Report”).  In the past two days, the Company has been reporting its preliminary findings rebutting the Report’s key allegations to the Independent Committee that the Company’s Board of Directors had formed to oversee an independent investigation regarding the allegations made in the Report (“Independent Investigation”).

Among the preliminary findings that the Company reported to the Independent Committee are the following:

1.	Franchise Business Model

The Company believes that the allegation made in the Report about the Company’s franchise business model is without merit. As disclosed in the Company’s previous filings made in the United States and Hong Kong, the Company adopts the MINISO Retail Partner model as the Company’s predominant business model for its operations in China. Under this model, when a MINISO Retail Partner joins the Company’s store network, the MINISO Retail Partner — not the Company — shoulders the associated capital expenditure and operating expenses. The Company provides the MINISO Retail Partners only with operational guidance in the form of store management and consultation services. All of the Company’s MINISO Retail Partners are independent of the Company and are not owned or controlled by the Company legally, operationally, or otherwise.

Historically, certain MINISO Retail Partners requested the Company’s assistance with certain administrative tasks, such as corporate registration with the local administration of industry and commerce. From time to time, in providing the requested assistance, some Company employees may have found it necessary or expedient to provide their names and contact information to the local authorities and did so on their own initiative. This information, in turn, became part of the registration records of a number of stores owned and operated by MINISO Retail Partners. The Report’s allegation that “over 620” stores are “registered to MINISO executives or persons connected to chairman” is erroneous. To the best of the Company’s knowledge, the number of instances where Company employees provided their names in the manner described was only a very small fraction of the Company’s total store counts. Moreover, most of these instances can be traced back to the same small group of employees whose duties and responsibilities included government relations such as corporate registrations. These unapproved practices by individual employees have been substantially curtailed. As of the date of this press release, to the best of the Company’s knowledge, there are only three stores owned by retail partners with junior-level Company employees’ name on their registration records. None of the Company’s management’s name, or that of their relatives, appears in any MINISO Retail Partners stores’ registration records.

In any event, none of the above shows that these independently operated stores, simply by virtue of receiving ad hoc administrative assistance from the Company or its employees, thereby became Company-owned and Company-controlled stores. As disclosed in the Company’s prior public filings in the United States and Hong Kong, other than the directly-operated and distributor-operated stores, all of the MINISO and TOP TOY stores in China were and are owned by MINISO Retail Partners that were and are independent of the Company and the Company’s management. Moreover, as previously disclosed, under the MINISO Retail Partner model, the Company recognizes revenue, not when products are delivered to its MINISO Retail Partners, but only when products are sold by its MINISO Retail Partners to end-customers. Under this timing of revenue recognition, incentives to inflate the reported number of its MINISO Retail Partners are substantially reduced.

2.	Land Deals Involving the Company’s Chairman

The Company believes that the Report’s allegation that Chairman Ye siphoned off IPO proceeds by a series of real estate transactions is also without merit.  In December 2020, MINISO and Chairman Ye formed a joint venture (“JV”) for the purpose of purchasing a piece of land to build an office building in China, with Chairman Ye holding 80% interest in the JV and MINISO holding the remaining 20%.  In October 2021, MINISO bought out Chairman Ye’s 80% interest for RMB 695 million.  The above transactions were fully and accurately disclosed in the Company’s prospectus for its Hong Kong IPO and the press releases dated December 11, 2020, and September 26, 2021.  Moreover, these transactions were duly presented to and approved by the Company’s Board of Directors and its Audit Committee.

Nonetheless, the Report alleges that Mr. Ye never contributed any cash to the JV.  As a result, the Report alleges that the Company’s buy-out of Mr. Ye’s shares in October 2021 was “money for nothing.”  The Report is incorrect.

In exchange for his 80% stake in the JV, Mr. Ye contributed the following to the JV:

(i)	On February 2, 2021, YGF MC Limited, a company solely owned by Mr. Ye, contributed USD 34.5 million (~RMB 222.95 million) to the JV;

(ii)	On February 4, 2021, Mr. Ye, through another company owned and controlled by him, obtained a loan in the amount of RMB 319.9 million and contributed the loan proceeds to the JV; and

(iii)	On May 25, 2021, YGF MC Limited contributed another RMB 200 million to the JV.

As the foregoing shows, Mr. Ye contributed a total of approximately RMB742.88 million to the JV.  When MINISO bought out Mr. Ye’s 80% stake in the JV in October 2021, the Company engaged an independent third-party appraiser to conduct a valuation on the JV.  Together with Mr. Ye's other interest in the JV, Mr. Ye's total interest in the JV was estimated to be over RMB 700 million.  Each of these numbers is in excess of the RMB 695 million that MINISO paid Mr. Ye to buy out Mr. Ye’s shares in the JV.

3.	The Company’s Business Prospects

Finally, the Company believes that the Report’s allegations about the Company’s business prospects are likewise without merit. For example, far from a sign that the Company was struggling, the reduction of the Company’s licensing fees was part of the Company’s considered strategy to incentivize its MINISO Retail Partners to open stores in third- and lower-tier Chinese cities. This strategy succeeded. As disclosed on page 250 of the Hong Kong prospectus, the number of MINISO stores in third- and lower-tier cities in China increased from 806 as of June 30, 2019 to 894 as of June 30, 2020 and 1,137 as of June 30, 2021. Year to year, the number of MINISO stores in third- and lower-tier cities in China increased from 1,029 as of December 31, 2020 to 1,307 as of December 31, 2021.

The Company’s revenue from licensing fees received from MINISO Retail Partners also increased during the relevant period. As the Company disclosed on pages 18 and 306 of the Hong Kong prospectus, revenue from license fees received from the Company’s MINISO Retail Partners was RMB13.6 million for the fiscal year ended June 30, 2019; RMB58.5 million for the fiscal year ended June 30, 2020; and RMB54.0 million for the fiscal year ended June 30, 2021. For the six months ended December 31, 2021 and 2022, revenue from license fees received from the Company’s MINISO Retail Partners was RMB20.3 million and RMB42.2 million, respectively.

With respect to store closure, the Report cites inaccurate store closure data reported by several media outlets from several years ago. The latest information about the number of stores closed in fiscal years ended June 30, 2019, 2020, and 2021, and the same metric for the six months ended December 31, 2020 and 2021, can be found at pages 249 and 255 of the Hong Kong prospectus.

About MINISO Group

MINISO is a global retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Design, quality and affordability are at the core of every MINISO product it delivers, and the Company continually and frequently rolls out products of these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a store network worldwide.

For more information, please visit https://ir.miniso.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Source: MINISO Group Holding Limited

4